SECU 06002649 ISSION

RECEIVED
FEB 21 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
185

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WHARTON CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 MADISON AVENUE

(No. and Street)

NEW YORK N.Y. 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017

(Address) (City) (State) (Zip Code)

PROCESSED
APR 03 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/31/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD KERKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHARTON CAPITAL MARKETS, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY P. KERKER
Notary Public, State of New York
No. 02KE6089366
Qualified In New York County
Term Expires March 24, 2007

Signature

Pres.
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON CAPITAL MARKETS, LLC

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

CONTENTS

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Members of

WHARTON CAPITAL MARKETS, LLC

I have audited the accompanying statement of financial condition of Wharton Capital Markets, LLC as of December 31, 2005, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wharton Capital Markets, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 17, 2006

Arnold G. Greene

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:		
Cash		$ 10,301
Total assets		**$ 10,301**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:		
Accrued expenses payable		$ 2,821
Total liabilities		**2,821**
Members' capital:		
Members' capital	$ 7,480	
Total Members' capital		**7,480**
Total liabilities and members' capital		**$ 10,301**

See notes to financial statements.

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Fee income		$ 10,000
Investment income		384
Interest income		69
Total revenue		**10,453**
Expenses:		
Employee compensation	$ 31,154	
Registrations and assessments	920	
Professional fees	4,510	
Insurance	369	
Consulting fees	5,462	
Other expenses	954	
Total expenses		**43,369**
Income (loss) before federal income tax		(32,916)
Less: Federal income tax		-0-
Net income (loss)		**($ 32,916)**

See notes to financial statements.

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Resources provided:		
Decrease in investments		$ 25,159
Capital contributed		15,000
Total resources provided		**40,159**
Resources applied:		
Net loss	$ 32,916	
Decrease in accrued expenses	5,377	
Total resources applied		**38,293**
Increase		**1,866**
Cash - January 1, 2005		8,435
Cash - December 31, 2005		**$10,301**

See notes to financial statements.

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

Members' capital, January 1, 2005	$ 25,396
Add: Capital contributed	15,000
Less: Net loss	(32,916)
Members' capital, December 31, 2005	**$ 7,480**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2005	**$ -0-**

See notes to financial statements.

1. ORGANIZATION:

Wharton Capital Markets, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on February 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business of the Company is to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the "Act"). Placements of such securities are only offered to accredited investors in accordance with the rules and the provisions of Regulation D of the Act. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents – The Company defines cash and cash equivalents as cash and short-term highly liquid investments having original maturities of 90 days or less. All cash is on deposit with a major money center bank.

Use of Estimates – The preparation of the statement of financial condition is conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investments – Investments are carried at fair value and consist of common stock in the NASDAQ Stock Market, Inc.

Income taxes – The Company is treated as a partnership for federal and state tax purposes, as each member is individually responsible for reporting income or loss as required by federal and state tax regulations. The Company is subject to New York City Unincorporated Business Tax (UBT) and has assessed its tax provision in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosure About Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair or contracted amounts, which approximate fair value.

4. RELATED PARTIES

Certain members of the Company are shareholders of Wharton Capital Corp. ("WCC") and Wharton Capital Partners Ltd. ("WCP"). The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated as a stand-alone entity.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $7,480, which is $2,480 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1. In January 2006, the Company filed Part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $7,480.

WHARTON CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Members' capital		$ 7,480
Less: non-allowable assets		-0-
Net capital before haircuts		7,480
Less: haircuts		-0-
Net capital		**7,480**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $2,821)	$ 188	5,000
Excess net capital		**$ 2,480**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 2,821
Percentage of aggregate indebtedness to net capital	38%

See notes to financial statements.

WHARTON CAPITAL MARKETS, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2005

Net Capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 7,480
Audit Adjustments	-0-
Net capital per audited report, December 31, 2005	$ 7,480

See notes to financial statements

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Members' of

WHARTON CAPITAL MARKETS, LLC

I have examined the financial statements of Wharton Capital Markets, LLC for the year ended December 31, 2005 and have issued my report thereon dated February 17, 2006. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

February 17, 2006